OPERATING AGREEMENT
OF
LEO AEROSPACE LLC

This agreement is dated effective October 16, 2017, and is between all of the Members of the Company.

Leo Aerospace LLC ("Company") has been organized as a Delaware limited liability company by the filing of a Certificate of Formation with the Delaware Division of Corporations.

The Members of the Company now enter into this agreement to control the operation of the Company.

1.   CAPITAL CONTRIBUTIONS

1.1.   **Membership Shares**. The Company has a total of one million (1,000,000) membership units (hereinafter referred to as the "Shares") authorized for issuance. The issued and outstanding Shares will represent all the then-existing membership interests in the Company. Share ownership will be reflected on the Share Transfer Ledger and Recap of Ownership retained in the Company's minute book. Upon any change in ownership of the Shares, the Share Transfer Ledger and Recap of Ownership shall be updated.

1.2.   **Original Capital Contribution to be Made**. The original contribution to the capital of the Company of each Member is any combination of cash, property, labor, or services. The original capital contributions of each Member are as shown on the Share Transfer Ledger. When the Company has received the consideration for which a Share was authorized to be issued, the Share will be issued as fully paid and non-assessable. In the absence of actual fraud in the transaction, the judgment of the Board of Managers as to the value of the property, labor or services received as consideration is conclusive.

1.3.   **Additional Capital Contribution**. A Member will not be required to make any additional capital contributions or to loan funds to the Company. If at any time during the existence of the Company, the Board of Managers, deem it necessary to increase the capital with which the Company is doing business, then the Company will have the following options to increase the capital:

A.   The Members may unanimously agree to contribute the additional capital deemed necessary on a pro-rata basis; or

B.   The Company may issue additional Shares at a price determined by the Board of Managers. Additional Shares will be issued in accordance with this agreement; or

C.   The Company may borrow funds from any or all of the Members upon such terms agreed upon by the lending Member and the Board of Managers; or

D.   The Company may borrow funds from third parties, including private lenders or institutional lenders, on such terms agreed upon by the lender and the Board of Managers; or

E.   Any combination of the above.

1.4.   **New Members**. Subject to any rights of first refusal contained herein (if any), new Members of the Company will be admitted upon a vote of the Board of Managers. The recipient will become a Member of the Company with all the rights, privileges and obligations thereof, but only if the recipient has agreed to be bound by the terms of this agreement, and any amended or restated versions thereof then in effect, and not revoked such agreement.

1.5.   **Certificates for Shares**. Shares shall be evidenced by a certificate, signed by the CEO and Secretary of the Company. Certificates will contain: a) the name of the Company, b) the name of the person to whom it is issued, c) the number and class, if any, the certificate represents, and d) that the Shares are subject to the terms of this Operating Agreement or any other agreement regarding the sale or transfer of such interest. In the event any certificate previously issued is alleged to have been lost, stolen or destroyed, the Company shall issue a new certificate for Shares of the Company in its place. The Company will require the owner of such lost, stolen or destroyed certificate, or his legal representative, to furnish an affidavit as to such loss, theft or destruction, and to indemnify the Company against any claim that may be made on account of the alleged loss, theft or destruction.

2.   RIGHTS, DUTIES, AND LIABILITIES OF MEMBERS

2.1.   **Diligence in and Application to Company Business**. All Members shall diligently employ themselves in the business of the Company for the greatest advantage of its interest.

2.2.   **No Prohibition of Other Activities**. Members may participate in another business, occupation or pursuit.

2.3.   **Payment of Separate Debts of Members; Indemnification**. Each Member shall pay his separate debts punctually and shall indemnify the Company and the other Members against the same and all expenses incurred on account thereof.

2.4.   **Voting Rights**. Each Member is entitled to one vote for each Share standing in his name on the books of the Company. Votes may be cast in person or by proxy. Except as may otherwise be specifically provided for in this agreement, the Board of Managers shall decide any matter connected with the business of the Company. The Members must approve, by a majority vote of the Shares, the following actions:

   A.   Merger or consolidation of the Company with any corporation, general or limited partnership, association, limited liability company, business trust, or any other legal or commercial entity (other than a wholly-owned subsidiary of the Company) where the Company is not the surviving entity;

   B.   Sale of all or substantially all of the assets of the Company in any transaction or series of transactions; or

   C.   Any action which would adversely affect the status of the Company as a Delaware limited liability company.

   2.5.   **Distribution of Profits**. The Members are entitled to their respective share of net profits. The Board of Managers shall determine the amount and timing of the actual distribution of the Company profits or withdrawals in anticipation of profits by majority vote.

3.   **PRINCIPAL OFFICE; COMPANY RECORDS; INSPECTION**

   3.1.   **Principal Office**. The Board of Managers shall establish the principal office of the Company.

   3.2.   **Records**. The Company must keep at its principal office the following records and information:

   A.   Copies of the Share Transfer Ledgers and Recaps of Ownership of the Company listing the full name, last known mailing address, capital contributions of each Member from the date of organization.

   B.   Minutes of all meetings of its Members, a record of all actions taken by the Members without a meeting.

   C.   A copy of the Articles of Organization and all amendments.

   D.   Copies of the Company's federal, state, and local income tax returns and financial statements, if any, for the three (3) most recent years.

   E.   Copies of this operating agreement and all amendments and copies of any written operating agreements no longer in effect.

   F.   Other writings, if any, required by this agreement.

   3.3.   **Inspection**. Unless otherwise provided in this agreement, a Member may, at the Member's own expense, inspect and copy the Company's records described in this section at the Company's principal office during ordinary business hours if the Member gives the Company written notice of the Member's request at least five (5) business days before the date on which the Member wishes to inspect and copy the records.

4. MANAGEMENT

4.1. **Board of Managers**. The Company shall be managed by a board of one (1) or more Managers ("Board of Managers") as such number may be established by the Board of Managers from time to time. Except as otherwise provided herein, whenever there are two (2) or more Managers, all management actions taken or to be taken herein by the Board of Managers shall be taken only with approval of a majority of the Managers.

A. Election and Term. The Members shall elect Managers each year by a majority vote of the Shares present at the annual meeting of the Members. Except as otherwise provided, the Managers will hold their office until a successor is elected, or until the Manager resigns or is removed from office.

B. Removal. The Members may remove any Manager at any time with or without cause by a majority vote of the Shares.

C. Resignations. Any Manager may resign at any time by giving written notice to the Members. The resignation will be effective immediately, unless it specifically provides for a later effective date.

D. Vacancy. Except as otherwise provided herein, the Members shall fill any Manager vacancy by a majority vote of the Shares.

E. Management Authority and Duties. Except as otherwise set forth herein, the Board of Managers shall have the right and authority to take all actions which the Board of Managers deems necessary, useful or appropriate for the management and conduct of the Company's business, with the understanding that the officers of the Company shall be responsible for the day to day operations of the Company, and may exercise all powers of the Company and perform all lawful acts as are not directed or required to be exercised or done by the Members by this agreement or applicable law. The Board of Managers may delegate any authority or duty it deems appropriate with the exception that the Board of Managers shall be responsible for:

i. Authorization and issuance of the Shares of the Company, as well as determining appropriate consideration for the same, in its sole discretion as determined to be in the best interest of the Company; and

ii.   Holding an annual meeting of the Board of Managers, as provided for in Section 5.1 and subject to the conditions therein, for purposes of officer election and to conduct any other business so required.

F.   <u>Compensation</u>. Compensation of all Managers of the Company will be as determined by a vote of the Shares.

4.2. **Offices**.

A.   <u>Number</u>. The Company will have the following offices: a CEO, a Secretary, and a Treasurer. The Company may have one or more Vice Presidents. The offices of CEO, Secretary, and Treasurer may be held by the same person. The offices of CEO and Vice President may not be held by the same person.

B.   <u>Election and Term</u>. The Board of Managers shall elect officers each year by a majority vote of the Managers at the annual meeting of the Board of Managers as described above. The officers will hold their office until a successor is elected, or until the officer resigns or is removed from office.

C.   <u>Removal</u>. The Board of Managers may remove any officer at any time with or without cause by a majority vote.

D.   <u>Resignations</u>. Any officer may resign at any time by giving written notice to the Board of Managers. The resignation will be effective immediately, unless it specifically provides for a later effective date.

E.   <u>Vacancy</u>. The Board of Managers shall fill any vacancy in an office by a majority vote.

F.   <u>Duties</u>. The duties of the officers will be those that are usually imposed upon such officials of the Company and those imposed by law, and any specific duties assigned to them by the Board of Managers, which are generally described as follows:

i.   CEO. The CEO shall serve as the executive of the Company and shall supervise and control all of the day-to-day business and affairs of the Company. The CEO has the authority to sign contracts and leases, and the authority to sell and purchase Company assets, both real and personal, and to sign all documents related thereto, in addition to any and all additional authority as may be granted by the Board of Managers.

ii.   Vice President. In the absence of the CEO or in the event of his death, inability, or refusal to act, the Vice President (and if more than one Vice President, in the order designated at their election) shall perform the duties of the CEO.

iii.   Secretary. The Secretary shall (a) keep the minutes of the proceedings of the Company in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of this agreement or as required by law; (c) be custodian of the Company records specified in this agreement; (d) have general charge of the Share Transfer Ledger and Recap of Ownership of the Company; and (e) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the CEO or the Board of Managers.

iv.   Treasurer. The Treasurer shall (a) be responsible for all funds of the Company; (b) verify and pay all accounts payable, collect all accounts receivable, and deposit all funds in the name of the Company; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the CEO or the Board of Managers.

G.   Other Offices. In addition to the offices provided for in this section, the Board of Managers may create and fill other offices at their discretion.

H.   Compensation. Compensation of all officers of the Company will be as determined by the Board of Managers.

5.   **MEETINGS**

5.1.   **Annual Meeting**. The annual meeting of the Members of the Company will be held in the month of March, commencing in March, 2018, at a place determined by the Members, to transact any business as may come before the meeting. The annual meeting of the Board of Managers will follow immediately thereafter unless otherwise determined by the Board of Managers. Failure to hold the annual meetings at the designated time will not cause any forfeiture or dissolution of the Company, nor will it affect the validity of any Company action. Notice of the annual meetings will be given not later than five (5) days prior to the meeting unless waived.

5.2.   **Telephone Participation**. Members and Managers may participate in a meeting by any means of communication by which all Members or Managers participating simultaneously hear each other during the meeting (such as conference telephone). A Member or Manager participating in a meeting by such means will be deemed to be present in person at the meeting.

5.3.   **Special Meetings**. Any Member or Manager may call a special meeting at any time. The Member(s) or Manager(s) calling the meeting shall give written notice not later than three (3) days prior to the meeting. The notice will state in reasonable detail the purpose for the meeting and the business to be transacted.

5.4. **Waiver of Notice**. Members and Managers may waive a meeting notice by signing a waiver for inclusion in its minutes. Notwithstanding any written waiver or lack thereof, attendance at, or participation in, a meeting, in person or by proxy, waives (a) any objection about notice of the meeting unless the Member or Manager objects to holding the meeting or transacting business and does not vote or assent to any action taken and (b) any objection about any matter not described in the notice unless the Member or Manager objects to considering the matter when it is presented.

6. SALE AND TRANSFER LIMITATIONS ON MEMBERSHIP SHARES

6.1. **General Limitations**.

A. The Shares are not freely transferable. Any sale or other transfer of Shares contrary to the limitations set out in this agreement will be void and such transfer of Shares on the Share Transfer Ledger of the Company will be refused.

B. No transfer of Shares of the Company may be made to any third party unless each third party transferee consents in writing to be bound by this Operating Agreement and any other agreement which concerns the sale and transfer of Shares of the Company.

C. If the Company has elected to be treated as an "S" corporation, and the Company accepts transfer of Shares, each third party transferee is deemed to have consented to such "S" election and agrees not to withdraw the same or take any action which would jeopardize such election. The Company, at its discretion, may procure a written opinion from the Company's accountant or legal counsel that the transfer will not cause the Company to lose its "S" status.

D. In the event the Company and/or its Members enter into a buy-sell agreement or some other agreement concerning sale of Shares in the Company, that agreement prevails over any conflicting sale and transfer limitations set forth herein.

6.2. **Sale or Transfer by Member**. If any Member desires to sell, assign, transfer, or dispose of all or any part of the Shares which he now owns or hereafter acquires, or if a Member's Shares are being threatened with an involuntary transfer by order of court, sale upon execution of judgment, appointment of a receiver or trustee in bankruptcy or other legal process, he must give written notice to the Company and the remaining Members. Such notice will include the terms upon which the Shares will be offered.

A. **Option of Company**. The Company will have the first option to purchase the Shares being offered for sale. This option expires thirty (30) days after receipt of notice from the selling Member.

B.   <u>First Member Option</u>. If the Company does not exercise its option to purchase, then the remaining Members will have the option to purchase their proportionate interest in the Shares being offered for sale. A remaining Member's proportionate interest means the percentage of Shares owned by the remaining Member relative to the other remaining Members. This option expires ten (10) days after expiration of the Company's option.

C.   <u>Second Member Option</u>. If any of the remaining Members do not exercise their option to purchase their proportionate share ("Non-Purchasing Members"), the remaining Members who did exercise their option ("Purchasing Members") will have the right to purchase their proportionate interest in the remaining Shares being offered for sale. A Purchasing Member's proportionate interest means the percentage of Shares owned by the Purchasing Member relative to the other Purchasing Members. This option expires ten (10) days after the expiration of the first Member option.

D.   100% of the Shares being offered by the selling Member must be purchased or the options set out above will be deemed waived.

E.   <u>Third Party Offer</u>.

i.   If the options above are not exercised, the selling Member may obtain a written, bona fide, third party offer for the purchase of his Shares.

ii.   If a written, bona fide, third party offer is obtained which the selling Member desires to accept, then the selling Member shall give written notice to the Board of Managers and the remaining Members, and the written notice must include a complete copy of the written, bona fide, third party offer. The Company and the remaining Members will have the options as set forth in Section 6.2 A through C to purchase the Shares being offered for sale on the same terms as the written, bona fide, third party offer.

iii.   If 100% of the Shares being offered by the selling Member are not purchased by the Company or the Members pursuant to their renewed options, the selling Member may sell to a third party on the terms of the written, bona fide, third party offer.

F.   Closing will occur within ninety (90) days of notice by purchaser(s) of election to purchase.

6.3.   **Offer of Additional Shares, Including Unissued and Treasury Shares**. If the Company offers additional Shares for sale, including unissued and treasury Shares, it shall give written notice to the Members. Such notice will include the terms upon which the Shares will be offered.

A. First Member Option. The Members will have the option to purchase their proportionate interest in the Shares being offered for sale. A Member's proportionate interest means the percentage of Shares owned by the Member relative to the other Members. This option expires thirty (30) days after receipt of notice from the Company.

B. Second Member Option. If any of the Members do not exercise their option to purchase their proportionate share, the Members who did exercise their option ("Purchasing Members") will have the right to purchase their proportionate interest in the remaining Shares being offered for sale. A Purchasing Member's proportionate interest means the percentage of Shares owned by the Purchasing Member relative to the other Purchasing Members. This option expires ten (10) days after the expiration of the Members' first option.

C. Sale of Remaining Shares. The Company may sell any remaining offered Shares to any interested purchaser upon the same terms offered above.

7. GENERAL

7.1. **Bank Deposits and Accounts; Title to Company Property**. All Company funds will be held in the name of the Company. All property originally transferred to the Company as original capital contributions of the Members, or subsequently acquired on account of the Company by purchase or otherwise, is Company property and will be held in the name of the Company.

7.2. **Annual Accounting**. As of December 31st of each year, the Company will prepare a general accounting of all the sales, purchases, receipts, payments and transactions of the Company during the then preceding year, and of all the capital, property, and liabilities of the Company.

7.3. **Entity as Member**. In the event a corporation, trust, limited liability company, or other entity is a Member, this agreement will apply to such entity as if it were an individual person. Any officer, shareholder, trustee, or other individual acting on behalf of such entity shall cooperate with the management and operation of the Company, and shall fulfill and comply with any and all procedures deemed necessary by this agreement, the Articles of Organization of the Company, the Delaware Limited Liability Company Act, or other applicable law. Such entity shall provide the Company with written authorization from its shareholders and board of directors, trustee, members, or other persons in control of the entity, that it is authorized to become a member of the Company and the persons who are authorized to vote and sign on its behalf with respect to the business of the Company.

7.4. **Involuntary Transfer of Shares/Charging Order**. If all or any part of a Member's Shares are subject to an involuntary transfer by order of court, sale upon execution of judgment, appointment of a receiver or trustee in bankruptcy or other legal process, including a charging order granted by a court to a judgment creditor of a Member, and the Member does not voluntarily consent in writing to such transfer, then such transfer shall be deemed an involuntary transfer and the transferee shall be deemed an "assignee." An assignee shall be entitled to receive, to the extent assigned, only the distributions to which Member would be entitled. Such assignee shall not have a) the right to vote the Shares at issue, b) participate in the management and affairs of the Company, c) inspect the Company's books and records, or d) become or exercise any rights of a Member.

7.5. **Death of Members**. Members will not be automatically disassociated by death nor will the Company be automatically dissolved by reason of death of its Members. In the event of the death of a Member, the deceased Member's personal representative may become a substitute Member of the Company by signing a joinder to this agreement accepting membership in the Company within ninety (90) days of the date of death and the business of the Company will continue.

7.6. **Notices to Members**. All notices to the Members pursuant to this agreement must be in writing and will be deemed effective when given by personal delivery or deposited in United States ordinary mail (unless otherwise provided for in this agreement) addressed to the Member's address appearing on the Company's Share Transfer Ledger.

7.7. **Notification of Changes of Address**. The Members shall notify the Company, in writing, of any change in their address. The Company, its Members, Managers, officers, organizers, employees or agents will not be liable for failing to direct notices, profits, or other documents or property to an address other than the one appearing upon the Company's Share Transfer Ledger.

7.8. **Amendments**. This agreement and the Articles of Organization may be amended at any time by a majority vote of the Managers. Such amendments or modifications must be contained in a writing and will be kept with the records of the Company.

7.9. **Complete Agreement**. This agreement and the agreements referenced herein constitute the complete agreement among the Members. This agreement and the agreements referenced herein replace and supersede any and all prior agreements and statements, written or oral, by and among the Members or any of them.

7.10. **Parties Bound by Agreement**. This agreement will be binding upon and inure to the benefit of the Company and all Members and their respective assigns and successors in interests.

7.11. **Headings**. All headings in this agreement are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this agreement.

7.12. **Pronouns**. Any reference to the masculine, feminine, or neuter gender shall, unless the context clearly requires the contrary, be deemed to refer to and include the masculine, feminine, and neuter genders. Words in the singular shall include and refer to the plural, and vice versa, as appropriate.

7.13. **Severability**. In the event any provision of this agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this agreement will not be affected thereby and will remain in full force and effect and be enforced to the greatest extent permitted by law.

7.14. **Counterparts**. This agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof of this agreement it will be necessary to produce only one copy of this agreement signed by the party to be charged.

7.15. **Additional Documents and Acts**. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this agreement and the transactions contemplated by this agreement.

7.16. **No Third Party Beneficiary**. This agreement is made solely and specifically among and for the benefit of the parties to this agreement, and their respective successors and assigns subject to the express provisions of this agreement relating to successors and assigns, and no other person will have any rights, interest, or claims under this agreement or be entitled to any benefits under or on account of this agreement as a third party beneficiary or otherwise.

7.17. **Time is of the Essence**. Time is of the essence in this agreement. Each party agrees to perform any acts and to execute and deliver any documents within the time periods set out in this agreement.

7.18. **Arbitration**. Any dispute, claim or controversy among the Members or between a Member and the Company arising out of or related to this agreement shall be settled by arbitration in Tippecanoe County, Indiana. Such arbitration shall be conducted by a single arbitrator in accordance with the rules of The American Arbitration Association, and judgment may be entered upon the award rendered and enforced by appropriate judicial action. Unless otherwise allocated by the arbitrator, the losing party shall bear any fees and expenses of the arbitrator, other arbitration fees and expenses, reasonable attorney's fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. BY EXECUTING THIS AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

IN WITNESS WHEREOF, the parties have executed this agreement on the date stated in the introductory clause.

MEMBER:

_____
Dane R. Rudy

Counterpart Signature Page to Operating Agreement

MEMBER:

_____
Bryce C. Prior

Counterpart Signature Page to Operating Agreement

MEMBER:

Andrew D Sherman

Andrew D. Sherman

Counterpart Signature Page to Operating Agreement

MEMBER:



_____

Abishek Murali

Counterpart Signature Page to Operating Agreement

MEMBER:

Michael Hepfer
Michael A. Hepfer

UNANIMOUS WRITTEN CONSENT TO RESOLUTIONS
BY THE INITIAL MEMBERS AND BOARD OF MANAGERS
OF
LEO AEROSPACE LLC

(IN LIEU OF ORGANIZATIONAL MEETING)

The undersigned, being the initial Members and the Board of Managers of Leo Aerospace LLC ("Company"), do hereby authorize and take the following Company actions, without a formal meeting, effective December 23, 2017:

<u>Resolution No. 1.</u>

RESOLVED that the Operating Agreement shall be amended to add section 6.2.G. and shall read as follows:

6.2. **Sale or Transfer by Member**.

G. Under the circumstance of a sale of Shares in cooperation with Netcapital Systems, LLC, Netcapital Funding Portal, Inc., or Livingston Securities, LLC, all directives laid forth in section 6.2 of this Operating Agreement shall not be in effect.

<u>Resolution No. 2.</u>

RESOLVED that the Operating Agreement shall be amended to add section 6.3.D. and shall read as follows:

6.3. **Offer of Additional Shares, Including Unissued and Treasury Shares**.

D. Section 6.3 of this Operating Agreement shall not apply to any shareholders who come into ownership of Shares as a result of the Company's cooperation with Netcapital.

Name	Signature

Dane R. Rudy,
Member and Manager

Counterpart Signature Page to Unanimous Written Consent to Resolutions

Bryce C. Prior,
Member and Manager

B Prior
____

Andrew D. Sherman,
Member and Manager

Andrew D Sherman

Counterpart Signature Page to Unanimous Written Consent to Resolutions

Abishek Murali,
Member and Manager



Counterpart Signature Page to Unanimous Written Consent to Resolutions

Michael A. Hepfer,
Member and Manager

Michael Hepfer